UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 9, 2010**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

Starting February 9, 2010, A. Thomas Hood, CEO of First Financial Holdings, Inc. and R. Wayne Hall, CFO of First Financial Holdings, Inc. will meet with current and potential analysts and investors. For more information regarding this matter, see the presentation attached hereto as Exhibit 99.1.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1). Presentation of February 9, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ R. Wayne Hall
R. Wayne Hall
Executive Vice President
and Chief Financial Officer

Date: February 9, 2010

EXHIBIT INDEX

Exhibit Number	Description
99.1	Presentation of February 9, 2010

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

NASDAQ: FFCH

February 2010

Forward-looking Statements

The Private Securities Litigation Report Act of 1995 provides a "safe harbor" for certain forward-looking statements. This presentation contains forward-looking statements with respect to the Company's financial condition, results of operations, plans, objectives, future performance or business. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause future results to differ materially from historical results or those anticipated. The words "believe," "expect," "anticipate," "intend," "estimate," "goals," "would," "could," "should" and other expressions which indicate future events and trends identify forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which is based only on information actually known to the Company, speak only as of their dates, and if no date is provided, then such statements speak only as of today.

There are a number important factors that could cause future results to differ materially from historical results or those anticipated, including, but not limited to: the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets; changes in general economic conditions, either nationally or in our market areas; changes in the levels of general interest rates, and the relative differences between short and long term interest rates, deposit interest rates, our net interest margin and funding sources; fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas; the accuracy of the results of our internal stress test and the assumptions we used to derive such results; results of examinations of us by the Office of Thrift Supervision or the Federal Deposit Insurance Corporation or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses, write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings; legislative or regulatory changes that adversely affect our business including changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules; further increases in premiums for deposit insurance; our ability to control operating costs and expenses; the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation; difficulties in reducing risk associated with the loans on our balance sheet; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges; computer systems on which we depend could fail or experience a security breach; our ability to retain key members of our senior management team; costs and effects of litigation, including settlements and judgments; our ability to implement our branch expansion strategy; our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we have acquired or may in the future acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto; changes in premiums or claims that adversely affect our insurance segment; increased competitive pressures among financial services companies; changes in consumer spending, borrowing and savings habits; the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions; our ability to pay dividends on our common stock; adverse changes in the securities markets; inability of key third-party providers to perform their obligations to us; changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services; future legislative changes in the TARP Capital Purchase Program and other risks described elsewhere in the Company's reports filed with the Securities and Exchange Commission, including the 2009 Annual Report on Form 10-K for the fiscal year ended September 30, 2009, the Company's quarterly reports on Form 10-Q, other documents and the prospectus supplement filed with the SEC on September 21, 2009.

Recent Offering Summary

Issuer:	**First Financial Holdings, Inc.**
Ticker / Exchange:	**FFCH / NASDAQ (GSM)**
Type of Offering:	**Common Stock – Effective Shelf Registration**
Transaction Size:	**Approximately $75 million**
Number of Shares:	**Approximately 4,822,582**
Use of Proceeds:	**General Corporate Purposes**

Corporate Profile

- **Coastal Carolina's "Most Convenient Bank"**
  - $3.5 billion in Total Assets
  - Headquartered in Charleston, SC; 65 banking offices
  - Now offering seven-day a week banking in Wilmington
- **Diversified business mix**
  - Non-interest income approximates 37.3% of total revenue [(1)]
  - 12 insurance offices / 25 brokerage offices
  - Enhanced wealth management platform
- **Disciplined credit culture throughout 75-year history**
  - Recent enhancements to historically strong credit administration
- **Strategic April 2009 FDIC-assisted transaction**
  - Cape Fear Bank, Wilmington, NC
  - 8 branches and $303.0 million in deposits
  - $28.9 mm Q3'09 gain and protection against future credit losses
- **Experienced management team**
  - Important new hires


First Financial Holdings, Inc.
North Carolina
South Carolina
Burlington
Rock Hill
Union
Laurens
Winnsboro
Conway
Wilmington
Florence
Columbia
Sunset Beach
Myrtle Beach
Ridgeland
Charleston
Beaufort
Hilton Head Island

First Financial Holdings, Inc.

- Retail Banking Offices (47)
- In-Store Offices (18)
- First Southeast Insurance Services (12)
- Kimbrell Insurance Group (1)
- First Southeast Investor Services (25)

[(1)] Based on the average for the five fiscal years ending September 30, 2009.
Calculation excludes gains/losses on sales of investments and gains/losses on disposition of assets

3

Experienced Management Team

- **Named Executive Officer and Director ownership equals 4.7% [1]**

Name	Position	Age	Years of Financial Services Experience	Relevant Experience
A. Thomas Hood	President and Chief Executive Officer	63	37	Joined First Federal in 1975
R. Wayne Hall	Executive Vice President - Chief Financial Officer	59	23	EVP / CRO at Provident Bank
J. Dale Hall	Executive Vice President - Chief Banking Officer	61	39	Bank of America
Joseph W. Amy	Executive Vice President - Chief Credit Officer	60	35	Credit positions at Mellon and Fifth Third Bank
Richard A. Arthur	Executive Vice President - Retail Banking	37	14	Bank of America
Blaise B. Bettendorf	Executive Vice President - Chief Accounting Officer	47	26	SVP / CFO at Carolina Commerce Bank, and Summit National Bank. Also, Audit Manager with PricewaterhouseCoopers
Allison A. Rhyne	Executive Vice President - Insurance Services	57	31	Joined First Financial in 1997

[1] Based on December 16, 2009 Company proxy statement. Ownership includes common stock and options exercisable within 60 days.

Highly Attractive Markets



2009-2014 Projected Household Growth Rate in Number of Households

4.79% US Average

	Charleston MSA	Wilmington MSA	Mytrtle Beach MSA	Georgetown Cty	Florence Cty	Hilton Head [1]	All FFCH Markets [2]	SC	NC
Population	645,729	359,383	264,423	62,931	132,947	157,963	1,623,376	4,524,760	9,370,242
Projected Population Growth	8.31 %	14.66 %	16.22 %	4.08 %	3.04 %	11.64 %	11.00 %	6.10 %	8.13 %
Median Household Income ($) [3]	$51,624	$50,477	$46,996	$45,158	$45,101	$62,527	$51,132	$48,210	$51,418
Projected Median HHI Growth [3]	5.41 %	4.07 %	4.10 %	6.12 %	5.81 %	1.16 %	4.56 %	4.74 %	4.31 %
Total Deposits in Market ($mm)	$9,555	$6,078	$5,570	$1,178	$2,127	$3,547	$28,199	$69,795	$303,455
First Federal Depoisits ($mm)	$1,431	$326	$301	$92	$166	$97	$2,413	$2,088	$326
Market Share %	14.98 %	5.36 %	5.41 %	7.84 %	7.81 %	2.73 %	8.61 %	2.99 %	0.11 %
Market Share Rank	2	7	10	5	5	14	4	7	49

Note: FDIC deposit data as of June 30, 2009
[1] Beaufort County, South Carolina
[2] FFCH Banking Markets consist of the 3 North Carolina and 7 South Carolina counties
[3] Weighted average based on FDIC deposit data as of June 30, 2009
Data Source: SNL Financial

Market Share

- **Market disruption is a key opportunity…**

Charleston MSA			Headquarters	Total Assets [1]	June '09		June '08 Market Share	June '09 % of Total Deposits
					Total Deposits	Market Share		
Total Deposit	1	Wells Fargo & Co.	San Francisco, CA	$ 1,284,176	$ 2,155	22.6 %	24.8 %	0.3 %
Market=	2	First Financial Holdings, Inc.	Charleston, SC	3,607	1,431	15.0	13.4	59.3
$9,555	3	Bank of American Corp.	Charlotte, NC	2,254,394	1,268	13.2	13.4	0.1
	4	Synovus Financial Corp.	Columbus, GA	34,350	624	6.5	6.6	2.3
	5	First Citizens Bancorp.	Columbia, SC	7,099	510	5.4	5.7	6.5
	6	Tidelands Bancshares Inc.	Mount Pleasant, SC	824	472	5.0	4.6	80.9
	7	BB&T Corp.	Winston-Salem, NC	152,398	450	4.7	4.9	0.4
	8	Carolina Financial Corporation	Charleston, SC	1,132	390	4.1	4.6	49.7
	9	Southcoast Financial Corp.	Mount Pleasant, SC	520	361	3.7	4.2	100.0
	10	South Financial Group, Inc.	Greenville, SC	12,588	260	2.7	2.5	2.7
		Top 10 Institutions			$ 7,921	82.9 %	84.7 %	

Wilmington MSA			Headquarters	Total Assets [1]	June '09		June '08 Market Share	June '09 % of Total Deposits
					Total Deposits	Market Share		
Total Deposit	1	BB&T Corp.	Winston-Salem, NC	$ 152,398	$ 1,632	26.9 %	26.2 %	1.5 %
Market=	2	Wells Fargo & Co.	Charleston, SC	1,281,476	818	13.4	14.2	0.1
$6,078	3	First Citizens BancShares Inc.	Raleigh, NC	17,318	613	10.1	10.0	3.7
	4	Bank of America, Corp.	Charlotte, NC	2,254,394	606	10.0	10.2	0.1
	5	First Bancorp	Troy, NC	3,518	458	7.5	7.4	15.9
	6	RBC Bancorporation	Raleigh, NC	29,938	412	6.8	5.9	2.2
	7	First Financial Holdings, Inc.	Charleston, SC	3,607	326	5.4	7.5	13.5
	8	Security Savings Bank SSB	Southport, NC	422	244	4.0	4.2	82.6
	9	SunTrust Banks Inc.	Atlanta, GA	176,735	208	3.4	3.0	0.2
	10	NewBridge Bancorp	Greensboro, NC	2,065	133	2.2	2.6	8.0
		Top 10 Institutions			$ 5,450	89.7 %	91.2 %	

Note: Dollars in millions
[1] Financial information as of June 30, 2009
Data Source: SNL Financial

6

Recent Economic Developments

- **Boeing Co. is building its second Dreamliner assembly line in North Charleston. With this announcement, South Carolina has landed one of the biggest economic development deals in recent history. Boeing will invest at least $750 million and create 3,800 direct full-time positions over seven years and it is expected that Boeing suppliers will also add additional jobs to the market.**

- **Maersk Line, the largest ocean carrier, has signed a new five-year agreement with the Port of Charleston. Maersk Line is the largest line in the world, having 15 percent of the world's market share. An economic development engine for the state, port operations facilitate jobs across South Carolina and nearly $45 billion in economic activity each year.**

- **TBC Corporation (TBC), one of the largest marketers of automotive replacement tires, plans to occupy a 1.1 million square foot distribution center to be developed in Rockefeller Group Foreign Trade Zone/Charleston in Berkeley County.**

- **A new wind turbine drivetrain testing facility will be constructed at Clemson University Restoration Institute (CURI) Wind Energy R&D Center. The project has received a $45 million grant from the U.S. Department of Energy. That money will be combined with $53 million in matching funding and in-kind work and donations for the construction and operation of the testing facility. According to the U.S. Department of Energy, the development of wind energy could create as many as 20,000 jobs for the Palmetto State.**

7

Loan Portfolio and Credit Quality

Thorough Credit Risk Management

- **Credit analysis with 100% of loans underwritten internally**

- **Quarterly independent 3rd party loan reviews**
  - 40% - 60% dollar coverage; sampling includes all loan types

- **Further enhancing credit management process**
  - New Chief Credit Officer started September 1, 2009
  - Credit Policy revised June 2009 to implement more stringent underwriting guidelines, including dual signature approval
  - Line of business underwriting guidelines established to improve lending standards
  - Credit approval authorities revised and implemented

- **Experienced loss mitigation team**
  - Senior manager proactively coordinating loan workout strategies
  - Mortgage resolution support on 1-4 family
  - Monthly problem asset review process to review action plans and monitor progress
  - Problem asset training for all commercial lending teams completed in 1st Quarter

- **Establishment of stand-alone Credit Risk Management Department**
  - Central portfolio credit risk reporting
  - Portfolio concentration management
  - Special Assets department to manage problem loans

Loan Composition – December 31, 2009



Loan Composition

Legend:
- Real Estate - Residential
- Real Estate - Construction
- Commercial Real Estate
- Commercial Construction
- Commercial Business
- Land - Residential
- Land - Commercial
- Total Consumer

	Non-Covered	Covered [1]	Total	% of Portfolio
Real Estate - Residential	$ 935	$ 31	$ 966	36%
Real Estate - Construction	26	7	33	1%
Commercial Real Estate	346	91	437	17%
Commercial Construction	40	8	48	2%
Commercial Business	78	11	89	3%
Land - Residential	86	20	106	4%
Land - Commercial	140	33	173	7%
Total Consumer	759	33	792	30%
Home Equity	371	30	401	15%
Manufactured Housing	250	--	250	9%
Marine	74	--	74	3%
Credit Cards	18	--	18	1%
Other	46	3	49	2%
Total Loans	$ 2,410	$ 234	$ 2,644	100%

Note: Dollars in millions
[1] Covered loans represent those acquired in the Cape Fear Bank FDIC-assisted transaction that are subject to a Loss-sharing Agreement with the FDIC

10

Loan Composition – December 31, 2009

	Real Estate - Residential	Real Estate - Construction	Commercial Real Estate	Commercial Construction	Commercial Business	Land - Residential	Land - Commercial	Total Consumer
Outstanding Balance	$ 966,211	$ 32,804	$ 436,842	$ 48,439	$ 88,728	$ 105,902	$ 173,080	$ 792,196
Average Loan Amount	143	265	375	1,181	47	162	299	28
Weighted Average LTV [1]	69.3 %	75.3 %	56.8 %	64.1 %	31.6 %	73.2 %	71.9 %	35.7 %
LTV Distribution: [1]								
>=91%	14 %	2 %	2 %	--	12 %	7 %	5 %	16 %
80% to 90%	29	47	20	24	9	43	34	19
51% to 79%	35	45	41	56	11	35	43	11
=<50%	22	6	37	20	68	15	18	54
Fixed Rate	55 %	43 %	84 %	63 %	44 %	92 %	75 %	53 %
Variable Rate	45	57	16	37	56	8	25	47

	Consumer				
	Home Equity	Manufactured Housing	Marine	Credit Cards	Other
Outstanding Balance	$ 400,803	$ 250,124	$ 73,799	$ 18,471	$ 48,999
Average Loan Amount	60	38	17	--	5
Weighted Average LTV [1]	25.0 %	85.0 %	75.4 %	--	17.2 %
LTV Distribution: [1]					
>=91%	--	40 %	30 %	--	5 %
80% to 90%	3 %	38	38	--	9
51% to 79%	9	17	17	--	6
=<50%	88	5	15	--	80
Fixed Rate	--	100 %	100 %	--	37 %
Variable Rate	100 %	--	--	100 %	63

Note: Dollars in thousands
[1] LTVs at time of origination

Credit Quality – December 31, 2009

	Total Portfolio	Total Delinquent [1]	Nonaccrual	Total NPLs	% NPLs	ALLL	ALLL / Loans	YTD NCOs	YTD NCOs/ Avg Loans
Real Estate - Residential	$ 966,211	$ 12,754	$ 25,731	$ 25,731	2.66 %	$ 4,442	0.46 %	$ 1,327	0.55 %
Real Estate - Construction	32,804	947	4,041	4,041	12.32	1,620	4.94	807	8.69
Commercial Real Estate	436,842	6,577	19,217	19,217	4.40	13,867	3.17	1,022	0.94
Commercial Construction	48,439	--	--	--	--	1,237	2.55	953	7.05
Commercial Business	88,728	2,778	3,315	3,315	3.74	4,984	5.62	652	2.90
Land - Residential	105,902	4,154	15,185	15,185	14.34	7,748	7.32	4,395	12.42
Land - Commercial	173,080	4,320	30,129	30,129	17.41	21,444	12.39	6,262	17.16
Consumer									
Home Equity	400,803	4,721	7,996	7,996	1.99	8,762	2.19	2,618	2.63
Manufactured Housing	250,124	3,697	2,715	2,715	1.09	3,718	1.49	745	1.20
Marine	73,799	1,755	245	245	0.33	2,837	3.84	612	3.27
Credit Cards	18,471	363 [2]	--	--	--	1,174	6.36	255	5.75
Other	48,999	1,057	168	168	0.34	1,701	3.47	618	4.89
Total	$ 2,644,202	$ 43,123	$ 108,742	$ 108,742	4.11 %	$ 73,534	2.78 %	$ 20,266	3.04 %

Note: Dollars in thousands
[1] Consists of 30-89 days past due loans
[2] Includes $124,000 of loans 90+ days past due but still accruing interest

12

Credit Quality – Peer Comparison

NPAs / Assets



NCOs / Average Loans



Legend: FFCH ■ Peer Median [2]

[1] Based on data available at February 1, 2010 for the respective periods ending September 30, 2009 and December 31, 2009
[2] Represents publicly-traded Southeast commercial banks and thrifts with total assets of $ 1.0 billion - $ 5.0 billion
Data Source: SNL Financial

13

Credit Quality – SCAP Analysis

Assumptions:	
Targeted ALLL / Loans (12/31/10) (1)	2.50%
Pretax, Pre-provision Income (2)	$69,724
Effective Tax Rate	37%
Quarterly TARP Preferred Dividend (3)	$949
Quarterly Common Stock Dividend per Share	$0.05
Existing Liquid Assets Downstreamed (4)	$60,000

	Reported 12/31/09	With Downstream 12/31/2009 (4)	Stress Test Analysis (12/31/10) (5)		
			Management	Baseline	More Adverse
SCAP Analysis - Est. Credit Losses (6)	--	--	$81,065	$95,032	$172,000
Consolidated					
Tangible Equity / Tangible Assets	9.2%	9.2%	9.0%	8.7%	7.5%
Tangible Common Equity / Tangible Assets	7.3%	7.3%	7.1%	6.8%	5.5%
Thrift-Level					
Core Capital Ratio (5%)	7.7%	9.3%	9.0%	8.8%	7.2%
Tier I Capital Ratio (6%)	9.8%	12.0%	11.7%	11.4%	9.1%
Risk-Based Capital Ratio (10%)	11.0%	13.3%	12.9%	12.6%	10.4%

Note: Dollars in thousands

[1] Targeted ALLL / Loans as of December 31, 2010 based on gross loans (HFI) as of December 31, 2009 reduced by the estimated credit losses under the SCAP Analysis

[2] Assumes Pretax, Pre-Provision Income for the next four quarters equals Q1'10

[3] Based on Q1'10 impact

[4] Analysis assumes existing liquid assets at FFCH is downstreamed to First Federal; dollar amount per Company

[5] Assumes $65 million in TARP Preferred remains outstanding

[6] Estimated credit losses for the Management Scenario assume that calendar 2010 net charge-offs are based on FFCH's actual results for the quarter ending December 31, 2009 ($20.3 million); estimated credit losses for the Baseline and More Adverse Scenarios are based on estimated losses under SCAP adjusted for FFCH's actual results for the twelve months ending December 31, 2009

14

Deposits and Investments

Deposit Mix – December 31, 2009



Deposit Mix

Legend:
- Non-interest Bearing
- Interest Bearing
- Statement
- Money Market
- Customer CDs
- Brokered - Others
- Brokered - CDARs

	Balance	Weighted Average Rate at 12/31/09
Non-interest Bearing	$ 200,233	--
Interest Bearing	361,827	0.46 %
Statement	153,674	0.45
Money Market	338,930	0.98
Customer CDs	947,805	2.53
CDARs	77,213	1.36
Brokered - Others	197,757	1.73
Brokered	274,970	1.63
Total Deposits	$ 2,277,439	1.50 %

- **Utilize Brokered CD market when cost-efficient**

- **Liquid loan portfolio provides borrowing capacity**

Core Deposit Initiatives

- **Coastal Carolina's "Most Convenient Bank"**
  - Seven-day a week banking
  - Extended banking hours
  - Member of nationwide surcharge-free ATM network

- **Innovative deposit products and services**
  - Moolah Checking
  - In-school banking programs
  - Dollars4Debits™

- **Multiple distribution channels**
  - 18 in-store financial centers
    - Approximately 60% of all new checking account openings
    - In-store average annual checking account growth of 24% [1]
  - Internet banking capabilities
  - Mobile banking

- **Deposit-linked compensation**
  - All customer-relationship employees company wide

[1] Average annual growth from September 2004—September 2009

Investment Portfolio – December 31, 2009

- **51.5% fixed / 48.5% variable**

- **Tax equivalent yield: 5.08%**

- **Weighted average life to call/repricing: 3.4 years; Modified duration: 3.3 years**

	Amortized Cost	Fair Value	OCI	OTTI	AAA	AA	A	BBB	Below Investment Grade [1]
Private Label / CMO	$ 337.6	$ 346.6	$ 5.5	($1.1)	$ 228.4	$ 14.4	$ 23.9	$ 50.9	$ 29.0
100% Bank Trust Preferred CDO	9.0	4.9	(2.5)	(3.9)	-	-	-	-	4.9
Corporate debt and other investments	7.8	6.1	(1.0)	-	-	-	1.0	1.5	3.6
Agency MBS	107.0	110.2	2.0	-	-	-	-	-	-
Agency CMO	9.0	9.2	0.1	-	-	-	-	-	-
Treasury / Agency	2.1	2.2	-	-	-	-	-	-	-
Municipals[2]	22.0	23.7	-	-	4.1	10.1	7.6	-	1.9
Total[3]	$ 494.5	$ 502.9	$ 4.1	($5.0)	$ 232.5	$ 24.5	$ 32.5	$ 52.4	$ 39.4

- **Private label / CMO**
  - 2003-2005 vintages. All but 3 securities are in super senior or senior tranches (3 are in mezzanine)

- **Bank trust preferred CDOs**
  - ≤$1 Million; all are in mezzanine tranche

Note: Dollars in millions
[1] Below Investment grade or not rated
[2] Credit rating balances based on market value, not book
[3] Excludes FHLB stock

18

Financial Results

History of Strong Financial Performance



Note: Dollars in thousands, except per share data
(1) Items are shown pre-extraordinary gain of $28.9 million

Net Interest Margin

- **Historically stable NIM driven by strong asset / liability process**

- **Improving trends due to lower cost of funds and Cape Fear transaction**

- **Future upside due to greater pricing power and C&I lending strategy**



[1] Based on data available at February 1, 2010 for the quarters ending September 30, 2009 and December 31, 2009
[2] Represents publicly-traded Southeast commercial banks and thrifts with total assets of $ 1.0 billion - $ 5.0 billion
Data Source: SNL Financial

Non-Interest Income

- **Non-interest income / total revenue = 37.3% [(1)]**

- **FY 2009 decline: economic factors impacting businesses + higher NIM**

- **Future initiatives: Expanding insurance business in Wilmington and enhanced wealth management platform franchise-wide**



Note: Dollars in thousands

[(1)] Based on the average for the five fiscal years ending September 30, 2009.
   Calculation excludes gains/losses on sales of investments and gains/losses on disposition of assets

Fee Based Services

Q1-09



Q1-10





Insurance   Deposit Service Charges   Mortgage   401k   Trust/ Brokerage Fees   Credit Card

	FY-05	FY-06	FY-07	FY-08	FY-09	Q1-09	Q1-10
Insurance Revenues	$ 20,012	$ 20,792	$ 22,046	$ 24,830	$ 24,666	$ 5,245	$ 5,423
Deposit Service Charges and Fees	16,794	20,266	21,566	23,901	22,501	5,669	5,817
Mortgage Banking Income	4,384	4,989	4,255	7,456	8,070	1,760	2,411
401k Administrative Services[1]	--	--	--	--	838	--	1,018
Trust / Brokerage Fees	3,356	3,607	3,628	3,896	3,032	714	748
Credit Card Fee Income	658	759	796	858	802	200	206
Total Fee Income	**45,204**	**50,413**	**52,291**	**60,941**	**59,909**	**13,588**	**15,623**
Other Non-Interest Income/(Loss)[2]	**4,041**	**1,542**	**993**	**1,960**	**(5,648)**	**(2,329)**	**(529)**
Total Non-Interest Income	**$ 49,245**	**$ 51,955**	**$ 53,284**	**$ 62,901**	**$ 54,261**	**$ 11,259**	**$ 15,094**

Note: Dollars in thousands
[1] American Pensions, Inc. acquisition, July 1, 2009
[2] Includes other than temporary impairment charges, real estate owned operations and other non-fee-based income

Insurance Operations

- **Successful acquiror of well-respected, highly-profitable Southeastern insurance agencies**
- **Ranked 2nd nationally for contribution of insurance operations to total net income [1]**
- **Major carriers represented: Allstate, Cincinnati, Hartford, Selective, Travelers**
- **47% P&C – Commercial; 38% P&C – Personal; 15% Life & Health [2]**



Insurance Rev./							
Non-Int. Inc.	40.6%	40.0%	41.4%	39.5%	45.5%	46.6%	35.9%

Note: Dollars in thousands

[1] Bank Insurance and Securities Association, December 2009

[2] Based on insurance commissions for the twelve months ending December 31, 2009

[3] Defined as net interest income plus total other income excluding gains/losses on sales of investments and gains/losses on disposition of assets

24

Wealth Management Platform

- **Deliver Banking, Brokerage, Insurance, Trust and 401K services**

- **Mass / Select affluent ($100,000 - $2 million of investable assets) - target market aligning delivery capabilities with market demographics**

- **Planned future enhancement of capabilities to capture additional opportunities in the Select Affluent space (above $2 million)**

- **Client-centric advisory-driven sales model – team approach**

- **Concierge level service leveraging the historic legacy and reputation of the First Federal brand**

Efficiency Ratio

- **Cost savings initiatives have benefited FFCH in the challenging operating environment**



Efficiency Ratio							
FFCH Consolidated	63.8 %	64.7 %	67.2 %	64.3 %	59.6 %	68.2 %	60.2 %
Peer Median [1]	62.3	62.2	63.6	68.5	69.5 [2]	71.3 [2]	67.0 [2]

Note: Financial information based on respective companies' fiscal year-end dates
[1] Represents publicly-traded Southeast commercial banks and thrifts with total assets of $ 1.0 billion - $ 5.0 billion
[2] Based on data available at February 1, 2010, for the respective periods
Data Source: SNL Financial

26

Investment Highlights

- **Proven management team with a meaningful ownership position**

- **Diversified income stream and balance sheet**

- **Long-term attractive banking markets**

- **Attractive expansion opportunities in banking and insurance businesses**

- **Exceptional "You're First" customer service and convenience**

- **Core deposit growth**

- **Effective management of interest-rate risk**

- **Opportunities in C&I lending and wealth management**

Appendix

Cape Fear Transaction

Covered Assets: $395,444

Loans

OREO

Loans		OREO	
Contractual Balance	$ 386,819	Cape Fear Book Balance	$ 8,625
		Fair Value Adjustment	(1,083)
		Fair Value	$ 7,542

	Performing Loans	SOP 03-3 Impaired Loans
Contractual Balance	$ 216,173	$ 170,646
Fair Value Discount [(1)]	(12,116)	(85,343)
Accretable Yield (SOP 03-3)	--	(10,713)
Allowance for Loan Losses	(4,132)	--
Fair Value of Loans Acquired, Net	$ 199,925	$ 74,590

$ 274,515

	FFCH Exposure	Potenital Losses ($mm)	FFCH Losses
First Loss Tranche	100 %	$0 - $31.5	$ 31.5
Up to Loss Threshold	20	31.5 - 110	15.7
> Loss Threshold	5	110 - 395	14.3
			$ 61.5
			vs.
		Total FV Marks	$ 113.4

Note: Dollars in thousands; balances as of April 10, 2009
[(1)] Under FAS 141, fair value discount for performing loans represents interest mark only

Consumer Lending

Home Equity Loans

- Average LTV is 72% which includes our second position equity lines along with another lender's first position [1]

- 100% variable rate (prime-based)

- Average line amount = $81,587

- Average home value = $326,288 [1]

- 30-day or more delinquency rate = 3.17%

- 100% in-market originations

Manufactured Housing

- 100% fixed rate

- Average loan balance = $38,439

- Average rate = 9.24%

- 30-day or more delinquency rate= 2.56%

- State of Origin:

SC	62 %
FL	15
NC	12
GA	7
Other	4

	Net Charge-Offs / Average Loans						
	FY 2005	FY 2006	FY 2007	FY 2008	FY 2009	Q1-09	Q1-10
Home Equity	0.03 %	0.01 %	0.04 %	0.34 %	1.17 %	0.20 %	2.63 %
Manufactured Housing	1.77 %	1.27 %	0.98 %	0.93 %	1.10 %	0.79 %	1.20 %

[1] Measured at the time of origination

30

Credit Quality – Recent Trends

	First Federal Savings and Loan				
	Dec-08	Mar-09	Jun-09	Sep-09	Dec-09
Delinquent + Nonaccrual					
Real Estate - Residential					
$	$ 20,773	$ 30,893	$ 34,520	$ 33,423	$ 38,485
%	2.35 %	3.50 %	3.71 %	3.52 %	3.98 %
Real Estate - Construction					
$	$ 12,471	$ 10,870	$ 7,785	$ 5,110	$ 4,988
%	18.35 %	19.26 %	13.71 %	12.42 %	15.21 %
Commercial Real Estate					
$	$ 3,243	$ 5,534	$ 6,076	$ 11,045	$ 25,794
%	1.03 %	1.72 %	1.77 %	2.54 %	5.90 %
Commercial Construction					
$	$ 2,236	$ 2,242	$ 2,265	$ 2,284	--
%	5.68 %	5.40 %	4.77 %	4.29 %	--
Commercial Business					
$	$ 2,753	$ 1,565	$ 1,922	$ 1,264	$ 6,093
%	2.88 %	1.68 %	0.98 %	1.31 %	6.87 %
Land - Residential					
$	$ 13,997	$ 14,035	$ 16,199	$ 24,830	$ 19,339
%	9.60 %	9.79 %	8.63 %	14.66 %	18.26 %
Land - Commercial					
$	$ 1,082	$ 5,918	$ 13,747	$ 22,850	$ 34,449
%	1.01 %	5.49 %	11.56 %	17.47 %	19.90 %
Home Equity					
$	$ 8,504	$ 7,979	$ 9,748	$ 7,697	$ 12,718
%	2.47 %	2.24 %	2.47 %	1.95 %	3.17 %
Manufactured Housing					
$	$ 5,460	$ 4,209	$ 5,200	$ 5,411	$ 6,412
%	2.40 %	1.81 %	2.18 %	2.22 %	2.56 %
Marine					
$	$ 1,625	$ 804	$ 1,161	$ 892	$ 1,999
%	2.03 %	1.03 %	1.49 %	1.16 %	2.71 %
Credit Cards					
$	$ 397	$ 382	$ 377	$ 224	$ 239
%	2.36 %	2.37 %	2.22 %	1.28 %	1.29 %
Other					
$	$ 1,080	$ 601	$ 829	$ 935	$ 1,225
%	2.01 %	1.17 %	1.47 %	1.75 %	2.50 %
Total	$ 73,621	$ 85,032	$ 99,829	$ 115,965	$ 151,741

Note: Dollars in thousands

31

Credit Quality – Recent Trends

Net Charge-offs / Loans [1]	First Federal Savings and Loan				
	Dec-08	Mar-09	Jun-09	Sep-09	Dec-09
Real Estate - Residential					
$	$ 75	$ 167	$ 232	$ 943	$ 1,327
%	0.03 %	0.08 %	0.10 %	0.40 %	0.55 %
Real Estate - Construction					
$	$ 99	$ 1,205	$ 2,005	$ 569	$ 807
%	0.58 %	8.54 %	12.76 %	4.91 %	8.69 %
Commercial Real Estate					
$	--	$ 119	$ 35	$ 166	$ 1,022
%	--	0.15 %	0.04 %	0.16 %	0.94 %
Commercial Construction					
$	--	--	--	--	$ 953
%	--	--	--	--	7.05 %
Commercial Business					
$	$ 654	$ 1,130	$ 946	$ 654	$ 652
%	2.74 %	4.86 %	2.77 %	2.03 %	2.90 %
Land - Residential					
$	$ 256	$ 387	$ 2,282	$ 955	$ 4,395
%	0.70 %	1.08 %	5.82 %	2.13 %	12.42 %
Land - Commercial					
$	--	--	$ 1,313	$ 546	$ 6,262
%	--	--	3.36 %	1.74 %	17.16 %
Home Equity					
$	$ 170	$ 1,446	$ 1,153	$ 1,549	$ 2,618
%	0.20 %	1.62 %	1.18 %	1.57 %	2.63 %
Manufactured Housing					
$	$ 448	$ 654	$ 609	$ 866	$ 745
%	0.79 %	1.13 %	1.03 %	1.43 %	1.20 %
Marine					
$	$ 654	$ 808	$ 383	$ 377	$ 612
%	3.27 %	4.15 %	1.97 %	1.95 %	3.27 %
Credit Cards					
$	$ 208	$ 164	$ 214	$ 228	$ 255
%	4.96 %	4.07 %	5.14 %	5.28 %	5.75 %
Other					
$	$ 369	$ 723	$ 318	$ 454	$ 618
%	2.74 %	5.63 %	2.31 %	3.33 %	4.89 %
Total	$ 2,933	$ 6,803	$ 9,490	$ 7,307	$ 20,266

Note: Dollars in thousands
[1] NCOs / Loans percentages calculated on an annualized basis

32

FIRST FINANCIAL HOLDINGS, INC.



FIRST SOUTHEAST	**FIRST SOUTHEAST**	**The KIMBRELL**
Investor Services, Inc.	Insurance Services, Inc.	Company, Inc.
JOHNSON	**SOMERS-PARDUE**	
Insurance Associates, Inc./ Benefit Administrators, Inc.	Insurance Services	
KINGHORN	**ATLANTIC**	**AMERICAN**
Insurance Services, Inc.	Acceptance Corp.	Pensions, Inc.